SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

QUARTERLY REPORT

(From January 1, 2005 to March 31, 2005)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES

Contents

(All information is presented on a non-consolidated Korean GAAP basis)

1.	Overview
A.	Industry
B.	Company

2.	Information Regarding Shares
A.	Shareholder list
B.	Voting rights
C.	Dividends

3.	Major Products and Materials
A.	Major products
B.	Average selling price trend of major products
C.	Major materials
D.	Price trend of major materials

4.	Production & Equipment
A.	Production capacity and calculation
B.	Production performance and working ratio
C.	Investment plan

5.	Sales
A.	Sales performance
B.	Sales route and sales method

6.	Employees

7.	Financial Information
A.	Financial highlights
B.	R&D expense
C.	Domestic credit rating
D.	Remuneration for directors & executive officers in Q1 2005

8.	Major Events after March 31, 2005

Attachment:	1. Korean GAAP Quarterly Non-consolidated Financial Statements
2. U.S. GAAP Quarterly Consolidated Financial Statements

1. Overview

A.	Industry

(1)	Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for the flat panel displays is growing rapidly. There are high entry barriers due to its technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry including ours is being continually increased.

-	The demand for LCD panels for Notebook PC & Monitor has been closely related to the IT industry. The demand for LCD panels for TV is growing with the start of HDTV broadcasting and as LCD TV is anticipated to play a key role in the digital display area. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality

-	The TFT-LCD business has high cyclicality as a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

-	Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions.

-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors. However, the domestic portion has grown due to the active participation of domestic vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

-	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung

        Electronics and Sony Corporation), BOE-Hydis

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, QDI, etc.

c. Japan: Sharp, Hitachi, etc.

d. China: SVA-NEC LCD, BOE-OT, etc.

B.	Company

(1)	Business overview

-	We started the TFT-LCD business in 1998. We currently operate six fabrication facilities located in Gumi, Korea and three module facilities located in Gumi, Korea and Nanjing, China and we are constructing our 7th generation fab (P7) in Paju, Korea.

-	We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002 to meet the demand for large-size monitors.

-	We started mass production at our 6th generation fab (P6) in August 2004, which have provided us with a full line-up of products and which allows us to meet growing customer demand for LCD TV panels in addition to LCD panels for Notebook PC and Monitor, etc.

-	Business area of the company for disclosure is limited to LCD business.

(2)	Market shares

-	World wide market share of large-size TFT-LCD panels (≥10”) based on revenue

	2004	2003
Panel for Notebook PC	19.7%	19.9%
Panel for Monitor	22.7%	23.4%
Panel for TV	19.9%	26.0%

Total	21.0%	22.5%

(Source: DisplaySearch Q1 2005)

(3)	Market characteristics

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4)	New business and forecast

-	In March 2004, we broke ground for a new TFT-LCD industrial complex in Paju, Korea, and construction of P7 is currently in progress.

-	We plan to commence mass production at P7 with an initial design capacity of 45,000 sheets per month, using 1,950 x 2,250 mm glass, during the first half of 2006. We may expand P7’s capacity to 90,000 sheets per month depending on future market and other conditions. We currently estimate that the construction and build-out of P7, at a capacity of 90,000 sheets per month, will cost approximately W5.3 trillion.

(5)	Organization chart

- JRD	: Joint Representative Director

- CEO	: Chief Executive Officer

- CFO	: Chief Financial Officer

- COO	: Chief Operating Officer

- CTO	: Chief Technology Officer

2. Information Regarding Shares

A.	Shareholder List

(1)	Total shares issued : 325,315,700 shares as of Mar. 31, 2005

(2)	Principal shareholders and related parties as of Mar. 31, 2005

(Unit: share)

Name	End of Dec. 2004	Increase/Decrease	Mar. 31, 2005	Cause of change
LGE	145,000,000 (44.57%)	—	145,000,000 (44.57%)
Philips	145,000,000 (44.57%)	—	145,000,000 (44.57%)

Total	290,000,000 (89.14%)	—	290,000,000 (89.14%)

(3)	Shareholders who own 5% or more of our shares as of Mar. 31, 2005

		(Unit: share)

Name	Type of Stock	Number of shares	Ratio
LGE	Common Stock	145,000,000	44.57%
Philips	Common Stock	145,000,000	44.57%

Total		290,000,000	89.14%

B.	Voting rights as of Mar. 31, 2005

	(Unit: share)

Description		Number of shares
1.	Shares with voting rights [A-B]	325,315,700
	A. Total shares issued	325,315,700
	B. Shares without voting rights	—

2.	Shares with restricted voting rights	—

	Total voting right [1-2]	325,315,700

C.	Dividends

(1)	Dividends during the recent 3 fiscal years

Description	2004	2003	2002
Par value (Won)	5,000	5,000	5,000
Net income (Million Won)	1,655,445	1,019,100	288,792
Earnings per share (Won)	5,420	3,514	996
Retained earning for dividends (Million Won)	2,963,337	1,307,892	288,792
Total cash dividend amount (Million Won)	—	—	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (Won)	—	—	—

*	Earnings per share are calculated based on par value of 5,000 won.

(Stock split was made from par value of 10,000 won to par value of 5,000 won per share as of May 25, 2004)

*	Retained earning for dividends is the amount before dividend is made.
*	Earnings per share was calculated by net income divided by weighted average number of common stock

3. Major Products and Materials

A.	Major products

(Unit: In billions of won)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT- LCD	Commodity/ Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook, Monitor, TV Applications Panels, etc.	LG.Philips LCD	1,581 (89.3%)
		TFT-LCD (Korea*)	Notebook, Monitor, TV Applications Panels, etc.	LG.Philips LCD	189 (10.7%)

Total					1,770 (100.0%)

*	Local export was included.

B.	Average selling price trend of major products

(Unit: USD)

Description	Q1 2005	2004	2003
TFT-LCD panel	2,236	3,090	3,051

*	Half-finished products in cells type are excluded.

(1)	Assumptions for calculations

-	Average annual (or quarterly) selling price per m2

(2)	Major factors contributing to price fluctuation

-	Price change due to fluctuation in market

-	Price change due to change in model mix

C.	Major materials

(Unit: In billions of won)

Business area	Purchase types	Items	Specific use	Purchase amount (%)	Remarks
TFT- LCD	Materials	Glass	LCD Panel Manufacturing	239 (21.6%)	Samsung Corning Co., Ltd., NEG, etc.
		Back-Light		214 (19.4%)	Heesung Electronics Ltd., etc.
		Polarizer		97 (8.7%)	LG Chem, etc.
		Others		556 (50.3%)

Total				1,106 (100.0%)

D.	Price trend of major materials

		(Unit : Won)

Description	Q1 2005	2004	2003
Glass	85,840	76,080	57,488
Back-Light	42,814	35,800	33,441
Polarizer	8,423	8,256	7,288

(1)	Assumption for calculation

-	Average unit price of major raw materials

(2)	Major factors contributing to price fluctuations

-	Difference between demand and supply

-	Change in size of raw materials and changes in quantity.

4. Production and Equipment

A.	Production capacity and calculation

(1)	Production capacity

		(Unit : 1,000 Glass sheets)

Business area	Items	Business place	Q1 2005	2004	2003
TFT- LCD	TFT-LCD	Gumi	1,797	6,644	5,280

(2)	Calculation of Capacity

a.	Method

	Assumptions for calculation

-	Based on input production capacity

‚	Calculation method

-	Average monthly input capacity for 4th quarter x given periods (12 months) in case of 2004 and 2003.

-	Monthly input capacity for the recent month of 1st quarter x 3 months in case of Q1 2005.

b.	Average working hours

-	Refer to B-(2)

B.	Production performance and working ratio

(1)	Production performance

			(Unit: 1,000 Glass sheets)

Business area	Items	Business place	Q1 2005	2004	2003
TFT-LCD	TFT-LCD	Gumi	1,724	6,033	4,715

*	Based on input glass

(2)	Working Ratio

		(Unit: Hours)

Business place (area)	Maximum working hours of Q1 2005	Real working hours of Q1 2005	Average working ratio
Gumi (TFT-LCD)	2,160 (24HR. X 90 Days)	2,160 (24HR. X 90 Days)	100%

C.	Investment plan

(1)	Investment in progress

						(Unit: In billions of won)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	Q1 2004~	Building/ Machinery, etc.	Capacity Expansion	6,300	1,380	4,920	—

(2)	Investment Plan

						(Unit: In billions of won)
Business area	Project	Expected total investment		Expected yearly investment			Investment effects	Remarks
		Assets	Amount	2005 (1)	2006 (2)	2007 (2)
TFT-LCD	New/ Expansion, etc.	Building/ Machinery, etc.	4,580	4,580	—	—	Capacity Expansion

(1) Expected investment in 2005 is subject to change depending on market environment, etc.
(2) CAPEX during 2006 and 2007 cannot be projected due to industry characteristics.

5. Sales

A.	Sales performance

					(Unit: In billions of won)

Business area	Sales types	Items (Market)		Q1 2005	2004	2003
TFT- LCD	Products, etc.	LCD	Overseas	1,581	7,298	5,053
			Korea*	189	782	978

			Total	1,770	8,080	6,031

*	Local export was included.

B.	Sales route and sales method

(1)	Sales organization

-	Sales departments for Notebook PC , Monitor , TV and applications, qualification department and sales planning & administration department, under Worldwide Sales EVP.

-	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Hong Kong, Shanghai) perform sales activities in overseas countries and provide technical support to customers.

*	There is a manufacturing subsidiary in Nanjing, China.

(2)	Sales route

-	LG.Philips LCD HQ & Nanjing subsidiary → Overseas subsidiaries (USA/Europe/Japan /Taiwan /Hong Kong/Shanghai) → System integrators, Branded customers → End users

-	LG.Philips LCD HQ → System integrators, Branded customers → End users

(3)	Sales method and condition

-	Direct sales & sales through overseas subsidiaries, etc.

(4)	Sales strategy

-	To secure stable sales to major PC makers and consumer electronics makers in world market, and to maintain strong leadership in growing and premium products such as large sized monitor, LCD TV, car navigation, avionics, medical and FA.

-	Sales order from branded customers to overseas subsidiaries è Information to HQ è Scheduling the production plan è Shipping products to subsidiaries è Sales to system integrators or branded customers by overseas subsidiaries.

6. Employees as of Mar. 31, 2005

				(Unit : person, year, in millions of won)

Sex	Detail employees				Quarterly Total Salary	Per capita Salary	Average Service Period
	Official Worker	Line Worker	Others	Total
Male	4,431	3,584	—	8,015	86,305	11	3.8
Female	404	3,227	—	3,631	25,038	7	2.1

Total	4,835	6,811	—	11,646	111,343	10	3.3

*	Director and Executive officers are excluded.

7. Financial Information

A.	Financial Highlights (Based on Non-consolidated, Korean GAAP)

			(Unit: In millions of won)

Description	Q1 2005	2004	2003	2002	2001
[Current assets]	2,896,934	2,638,616	1,918,329	806,156	374,198
☐ Quick assets	2,449,525	2,170,617	1,644,838	463,539	189,708
☐ Inventories	447,409	467,999	273,491	342,617	184,490
[Fixed assets]	7,486,636	6,960,077	4,295,753	3,613,748	3,361,220
☐ Investments	483,834	409,955	203,343	147,832	128,397
☐ Tangible assets	6,828,335	6,366,651	3,874,428	3,210,884	2,937,209
☐ Intangible assets	174,467	183,471	217,982	255,032	295,614

Total Assets	10,383,570	9,598,693	6,214,082	4,419,904	3,735,418

[Current liabilities]	2,284,158	1,900,765	2,044,005	1,117,066	904,952
[Non-current liabilities]	2,415,637	1,925,286	1,276,045	1,436,775	1,251,713

Total Liabilities	4,699,795	3,826,051	3,320,050	2,553,841	2,156,665

[Capital Stock]	1,626,579	1,626,579	1,450,000	1,450,000	1,450,000
[Capital surplus]	1,012,271	1,012,271	—	—	—
☐ Capital reserve	1,012,271	1,012,271	—	—	—
☐ Asset revaluation reserve	—	—	—	—	—
[Retained earnings ]	3,012,845	3,091,674	1,436,229	417,129	128,337
[Capital adjustment]	32,080	42,118	7,803	(-)1,066	416
Total Shareholder’s equity	5,683,775	5,772,642	2,894,032	1,866,063	1,578,753
Sales revenues	1,770,308	8,079,891	6,031,261	3,518,289	2,386,617
Operating income	(-)162,397	1,640,708	1,086,517	215,724	(-)303,646
Ordinary income	(-)162,556	1,683,067	1,009,731	293,249	(-)420,342
Net income	(-)78,830	1,655,445	1,019,100	288,792	(-)381,603

*	For the purpose of comparison, Financial Statements for FY 2003 & 2002 were reclassified according to changes in the Statements of Korean Financial Accounting Standards.

B.	R&D Expense

(1)	Summary

	(Unit: In millions of won)

Account	Q1 2005	2004	2003	Remarks
Direct Material Cost	55,638	170,051	141,614
Direct Labor Cost	17,246	58,202	14,421
Depreciation Expense	2,394	11,078	6,165
Others	3,933	13,874	9,082

R&D Expense Total	79,212	253,205	171,282

Accounting Treatment
Selling & Admin. Expenses	10,862	29,708	24,749
Manufacturing Cost	68,350	141,574	77,006
R&D Expense / Sales ratio [Total R&D Expense÷Sales for the period×100]	4.47%	3.13%	2.84%

*	Capex for R&D, Manufacturing Cost for R&D test run, and other R&D related cost are excluded.

(2)	R&D achievements

1)	Development of 20.1-inch AMOLED

-	Joint development of 20.1-inch AMOLED with LG Electronics

-	Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2)	Development of Copper bus line

-	Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3)	Mass production and development of World’s largest TFT-LCD panel for Full-HD TV (55-inch) in Oct. 2004.

-	Stitch Lithography and Segmented Circuit Driving to cope with Large-size LCD Panel

- Achievement of High Contrast Ratio and Fast Response Time through new technologies

- Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4)	Development of Ultra high resolution product (30-inch)

- World’s 1st success in mass production of LCM applying Cu Line(source & gate Area)

- Achievement of Ultra high resolution (2560x1600 : 101ppi)

C.	Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
Corporate Debenture	Apr. 2004	AA-	Korea Investors Service, Inc. (AAA~D) National Information & Credit Evaluation, Inc.
	May. 2004	AA-
	Nov. 2004	AA-
	Mar. 2005	AA-

Commercial Paper	Apr. 2004	A1	Korea Investors Service, Inc. (A1~D) National Information & Credit Evaluation, Inc. (A1~D)
	May. 2004	A1
	Nov. 2004	A1

B.	Remuneration for directors in Q1 2005

			(Unit: In millions of won)

Classification	Salary paid	Approved salary at Shareholders Meeting	Per capita average salary paid	Remarks
Inside Directors (4 persons)	124	13,400	31
Outside Directors (5persons)	27		14	Audit committee consists of three outside directors.

Note1)	Company did not pay remuneration for the outside directors who were appointed at the 20th AGM (March 23, 2005) in 1st quarter of 2005.

8. Major Events after March 31, 2005

A.	Grant of Stock Option by Board of Directors’ Resolution

(1) Grant date: April 7, 2005

(2) Number of shares granted this time: 450,000

(3) Grantees: LPL’s Director and Executive Officers (Total 9 persons)

(4) Method of grant: Cash payment for the difference between the market price and the exercise price in the event that the market price is higher than the exercise price.

(5) Exercise price: KRW 44,260

(6) Exercise period: April 8, 2008 ~ April 7, 2012

(7) Terms of exercise: Only 50% of the initially granted shares can be exercised if the increase in our share price is the same or less than the increase in the KOSPI(Korea Composite Stock Price Index)

                                 during the 3 years following the grant date.

B.	Issuance of Overseas Convertible Bonds

(1) Issuing date: April 19, 2005 and April 28, 2005

(2) Maturity date: April 19, 2010

(3) Aggregate face value: US$ 475,000,000

(4) Application period for conversion: From June 27, 2005 to April 4, 2010

(5) Conversion Price: KRW 58,435

(6) Shares to be converted: Common stocks of LG.Philips LCD

(7) Coupon rate: Zero

(8) Yield to Maturity: 3.25%

Interim Non Consolidated Financial Statements

Under Korean GAAP

LG. Philips LCD Co., Ltd.

Interim Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

LG.Philips LCD Co., Ltd.

Index

March 31, 2005 and 2004, and December 31, 2004

Page(s)

Report of Independent Accountants	1 - 2

Non-Consolidated Financial Statements

Balance Sheets	3

Statements of Operations	4

Statements of Cash Flows	5 - 6

Notes to Non-Consolidated Financial Statements	7 - 37

Samil PricewaterhouseCoopers Kukje Center Building 191 Hankangro 2ga, Yongsanku Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of LG.Philips LCD Co., Ltd. (the “Company”) as of March 31, 2005 and the related non-consolidated statements of operations and cash flows for the three-month periods ended March 31, 2005 and 2004, expressed in Korean Won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG.Philips LCD Co., Ltd. as of December 31, 2004 and the related non-consolidated statements of operations, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 26, 2005. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2004, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2004.

Samil Pricewaterhouse Cooper is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refer to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea

April 12, 2005

This report is effective as of April 12, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

March 31, 2005 and December 31, 2004

(Unaudited)

(in millions of Korean won)	2005		2004
Assets
Current assets
Cash and Cash equivalents (Note 3)	(Won)	1,283,757	(Won)	1,274,989
Available-for-sale securities		216		15
Trade accounts and notes receivable, net (Note 4, 5 and 19)		895,389		635,903
Inventories, net (Note 6)		447,409		467,999
Other accounts receivable, net (Note 4,5 and 19)		9,432		6,690
Accrued income, net (Note 4)		3,448		1,470
Advanced payments, net (Note 4)		5,649		9,793
Prepaid expenses		34,082		27,905
Prepaid value added tax		89,203		80,917
Deferred income tax assets (Note 17)		33,822		—
Others (Note 13)		94,527		132,935

Total current assets		2,896,934		2,638,616

Property, plant and equipment, net (Note 8)		6,828,335		6,366,651
Long-term financial instruments (Note 3)		16		16
Equity-method investments (Note 7)		178,504		168,039
Non-current guarantee deposits		20,231		19,070
Long-term prepaid expenses		66,726		49,652
Deferred income tax assets (Note 17)		218,357		173,178
Intangible assets, net (Note 9)		174,467		183,471

Total assets	(Won)	10,383,570	(Won)	9,598,693

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 5 and 19)	(Won)	461,723	(Won)	451,755
Other accounts payable (Note 5 and 19)		1,436,086		978,501
Advances received		474		53
Withholdings		5,509		4,860
Accrued expenses (Note 5)		49,905		116,585
Income tax payable (Note 17)		39,129		74,581
Product warranty		13,430		15,150
Current maturities of debentures and long-term debts (Note 10)		211,662		205,139
Others (Note 13)		66,240		54,141

Total current liabilities		2,284,158		1,900,765

Debentures, net of current maturities and discounts on debentures (Note 11)		2,096,914		1,707,716
Long-term debts, net of current maturities (Note 11)		276,429		185,632
Accured severance benefits, net (Note 12)		42,294		31,938

Total liabilities		4,699,795		3,826,051

Commitments and contingencies (Note 13)
Shareholders’ equity
Capital stock (Note 14)		1,626,579		1,626,579
Common stock, (Won)5,000 par value per share;
400 million shares authorized ; 325 million shares issued and outstanding
Capital surplus (Note 14)		1,012,271		1,012,271
Retained earnings (Note 15)		3,012,845		3,091,674
Capital adjustments (Note 16)		32,080		42,118

Total shareholders’ equity		5,683,775		5,772,642

Total liabilities and shareholders’ equity	(Won)	10,383,570	(Won)	9,598,693

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Operation

Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(in millions of Korean won, except per share amounts)	2005		2004
Sales (Notes 19 and 20)	(Won)	1,770,308	(Won)	2,116,318

Cost of sales (Note 19)		1,858,130		1,369,093

Gross profit (loss)		(87,822)		747,225

Selling and administrative expenses		74,575		55,665

Operating income (loss)		(162,397)		691,560

Non-operating income
Interest income		8,837		3,854
Foreign exchange gains		24,569		10,123
Gain on foreign currency translation		30,118		51,918
Gain on valuation of investments using the equity method of accounting (Note 7)		14,832		7,544
Gain on disposal of property, plant and equipment		1,206		709
Others		3,160		3,193

		82,722		77,341

Non-operating expenses
Interest expenses		19,297		16,923
Foreign exchange losses		33,265		28,585
Loss on foreign currency translation		28,168		45,158
Donations		10		125
Loss on disposal of accounts receivable		1,961		284
Loss on disposal of available-for-sale securities		—		16
Loss on valuation of investments using the equity method of accounting (Note 7)		166		—
Loss on disposal of property, plant and equipment		14		11

		82,881		91,102

Income (loss) before income taxes		(162,556)		677,799
Income tax expense (benefit) (Note 17)		(83,726)		49,874

Net income (loss)	(Won)	(78,830)	(Won)	627,925

Ordinary income (loss) per share (Note 18)	(Won)	(242)	(Won)	2,165

Earnings (loss) per share (Note 18)	(Won)	(242)	(Won)	2,165

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(in millions of Korean won)	2005		2004
Cash flows from operating activities
Net income (loss)	(Won)	(78,830)	(Won)	627,925
Adjustments to reconcile net income (loss) to net cash provided by used in operating activities
Depreciation		395,136		265,908
Amortization of intangible assets		11,313		11,031
Provision for severance benefits		11,759		9,090
Gain on foreign currency translation, net		(3,177)		(8,431)
Loss on disposal of available-for-sale securities		—		16
Loss (Gain) on disposal of property, plant and equipment, net		(1,192)		(698)
Amortization of discount on debentures		3,401		3,083
Gain on valuation of investments using the equity-method of accounting, net		(14,666)		(7,544)
Others		1,310		7,098

		403,884		279,553

Changes in operating assets and liabilities
Increase in trade accounts and notes receivable		(259,208)		(199,880)
Decrease (increase) in inventories		20,589		(36,244)
(Increase) decrease in other accounts receivable		(2,779)		1,373
Increase in accrued income		(1,978)		(507)
Decrease (increase) in advance payments		4,144		(1,028)
(Increase) decrease in prepaid expenses		(3,315)		5,300
(Increase) decrease in prepaid value added tax		(8,287)		18,258
Decrease in other current assets		40,314		5,043
Decrease in long-term other accounts receivable		—		166
Increase in long-term prepaid expenses		(19,934)		(3,251)
(Increase) decrease deferred income tax		(75,096)		22,853
Increase (decrease) trade accounts and notes payable		10,489		(21,771)
Increase in other accounts payable		28,568		7,255
Increase in advances received		421		825
Increase in withholdings		649		5,765
Decrease in accrued expenses		(66,701)		(52,606)
(Decrease) increase in income taxes payable		(35,452)		7,917
Decrease in product warranty		(3,031)		(2,906)
Decrease in other current liabilities		(13,098)		(7,077)
Accrued severance benefits transferred from affiliated company		528		659
Payments of severance benefits		(2,118)		(3,654)
Accrued severance benefits transferred to affiliated company		(245)		—
Decrease in severance insurance deposit		437		1,427
(Increase) decrease in contribution to National Pension Fund		(4)		38

		(385,107)		(252,045)

Net cash provided by (used in) operating activities	(Won)	(60,053)	(Won)	655,433

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2005 and 2004

(Unaudited)

(in millions of Korean won)	2005		2004
Cash flows from investing activities
Acquisition of equity-method investments	(Won)	(667)	(Won)	—
Acquisitions of available-for-sale securities		(201)		(68)
Proceeds from disposal of available-for-sale securities		—		120
Proceeds from non-current guarantee deposits		—		709
Payments of non-current guarantee deposits		(1,161)		(2,005)
Acquisitions of property, plant and equipment		(423,426)		(718,318)
Proceeds from disposal of property, plant and equipment		1,664		1,828
Acquisition of intangible assets		(2,309)		—

Net cash used in investing activities		(426,100)		(717,734)

Cash flows from financing activities
Repayment of short-term borrowing		—		(62)
Proceeds from issuance of long-term debt		101,900		59,100
Proceeds from issuance of debentures		393,021		—

Net cash provided by financing activities		494,921		59,038

Net increase (decrease) in cash and cash equivalents		8,768		(3,263)

Cash and cash equivalents
Beginning of the period		1,274,989		449,218

End of the period	(Won)	1,283,757	(Won)	445,955

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

1.	The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999 and on August 31, 1999, the Company issued new shares of common stock to Philips for proceeds of (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$748,800 thousand. In September 2004, pursuant the underwriting agreement dated July 15, 2004, the Company issued an additional 1,715,700 shares of common stock in the form of ADSs for proceeds of US$51,471 thousand.

As of March 31, 2005, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	145,000,000	44.57
Koninklijke Philips Electronics N. V.	145,000,000	44.57
Others	35,315,700	10.86

	325,315,700	100.00

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language(Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2004.

And as SKFAS Nos. 15 through 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the three-month period ended March 31, 2005.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Revenue Recognition

Sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred to the buyer.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventories

The Company accounts for inventories under the provision of SKFAS No.10, Inventories.

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for materials in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value. Any inventory valuation loss is added to the cost of sales.

Investments in Affiliates and Other Investments

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into one of three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over the period up to 20 years using the straight-line method.

Unrealized profit arising from sales by the Company to equity-method investees is fully eliminated. The Company’s proportionate unrealized profit arising from sales by the equity-method investees to the Company or sales between equity-method investees is also eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustment account, a component of shareholders’ equity.

Property, Plant and Equipment

The cost of property, plant and equipment includes purchase costs or manufacturing costs, incidental costs directly related to preparing the premises and equipment for use, and the discounted estimated costs to remove, dismantle or restore property, plant and equipment at the end of the estimated useful lives of the related assets when those costs meet the conditions for the recognition of liabilities.

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as described below:

Estimated useful lives
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	4 years
Vehicles	4 years
Tools, furniture and fixtures	4 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals, which enhance the value of the assets over their recently appraised value, are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

Intangible Assets

Intangible assets, comprising industrial property rights, rights to use electricity and gas supply facilities, rights to use the industrial water facility, and software costs, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from four to ten years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period of the debentures using the effective interest rate method. Amortization is included in interest expense.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date ((Won)1,017.6:US$1 as of March 31, 2005; (Won)1,035.6:US$1 as of December 31, 2004), and the resulting translation gains and losses are recognized in current operations.

Warranty Reserve

The Company provides a warranty relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to cost at the time of sale and are included in the accompanying balance sheet as a warranty reserve.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to the National Pension Fund in accordance with the National Pension Fund Law. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of this deposit.

Accrued severance benefits are funded through a group severance insurance plan and are presented as a deduction from accrued severance benefits.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

Sales or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables are substantially transferred to the buyers. The losses from the sales of the receivables are charged to current operations as incurred.

Derivatives

The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In the case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the income statement. If the contract expires, the gains and losses from derivative transactions are presented in the income statement in case of hedges for fluctuations in fair market value and are offset against sales in case of cash flow hedging.

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the period.

Investment tax credits are accounted for by the flow-through method whereby income taxes are reduced in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to considerations on their recognition, are recognized as carryforward amount.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

3.	Cash and Cash Equivalents and Financial Instruments

Cash and cash equivalents and financial instruments as of March 31, 2005 and December 31, 2004, consist of the following:

(of Korean won)	Annual interest rate (%) as of March 31, 2005	2005		2004
Cash and cash equivalents
Cash on hand	—	(Won)	7	(Won)	7
Checking accounts	—		62		122
Time deposits	2.8 - 3.4		1,230,499		1,130,869
Passbook accounts in foreign currencies of US$ 52 million and JP ¥ 1 million (2004 : US$ 139 million and JP ¥ 43 million)	1.4 - 2.2		53,189		143,991

			1,283,757		1,274,989
Long-term financial instruments
Guarantee deposits for checking accounts	0.1 - 0.5		16		16

		(Won)	1,283,773	(Won)	1,275,005

As of March 31, 2005 and December 31, 2004, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

4.	Receivables

The Company’s receivables, including trade accounts and notes receivable, as of March 31, 2005 and December 31, 2004, consist of the following:

	2005
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	896,452	(Won)	1,063	(Won)	—	(Won)	895,389
Other accounts receivable		9,779		347		—		9,432
Accrued income		3,483		35		—		3,448
Advance payments		5,706		57		—		5,649

	(Won)	915,420	(Won)	1,502	(Won)	—	(Won)	913,918

	2004
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	636,724	(Won)	821	(Won)	—	(Won)	635,903
Other accounts receivable		7,012		320		2		6,690
Accrued income		1,485		15		—		1,470
Advance payments		9,892		99		—		9,793

	(Won)	655,113	(Won)	1,255	(Won)	2	(Won)	653,856

As of March 31, 2005, trade bills negotiated through banks but not yet matured, amounted to approximately (Won)234,370 million (December 31, 2004 : (Won)410,824 million).

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

5.	Assets and Liabilities Denominated in Foreign Currencies

As of March 31, 2005 and December 31, 2004, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes to financial statements, are as follows:

	2005				2004
(in millions)	Korean Won Equivalent		Foreign Currency		Korean Won Equivalent		Foreign Currency
Trade accounts and notes receivable	(Won)	863,878	US$ JP¥ EUR	764 3,375 41	(Won)	605,500	US$ JP¥ EUR	494 1,264 58
Other accounts receivable		2,201	US$ JP¥ EUR	2 38 —		5,922	US$ JP¥ EUR	1 26 3
Trade accounts and notes payable		160,421	US$ JP¥	55 11,001		168,182	US$ JP¥	61 10,445
Other accounts payable		106,783	US$ JP¥ EUR	10 8,727 10		125,868	US$ JP¥ EUR	13 10,596 4
Accrued expense		7,257	US$	7		14,190	US$	14

6.	Inventories

Inventories as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Finished products	(Won)	232,052	(Won)	244,084
Work-in-process		116,827		112,538
Raw materials		94,618		108,221
Supplies		59,763		53,133

		503,260		517,976
Less : Valuation loss		(55,851)		(49,977)

	(Won)	447,409	(Won)	467,999

As of March 31, 2005, inventories and property, plant and equipment are insured against fire and other casualty losses up to (Won)25,843,287 million (December 31, 2004 : (Won)26,873,073 million). Additionally, as of March 31, 2005, the Company insured directors’ and officers’ liabilities up to US$ 85 million (December 31, 2004 : US$ 85 million)

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

7.	Equity-method Investments

Equity-method investments as of March 31, 2005 and December 31, 2004, consist of the following:

	2005
(in millions of Korean won)	No. of shares owned by the Company	Percentage of Ownership(%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD, America	5,000,000	100.0	(Won)	6,082	(Won)	8,608	(Won)	7,942
LG.Philips LCD, Germany	960,000	100.0		1,252		4,607		5,217
LG.Philips LCD, Japan	1,900	100.0		1,088		3,859		3,648
LG.Philips LCD, Taiwan	11,549,994	100.0		6,076		12,617		12,731
LG.Philips LCD, Nanjing	—[1]	100.0		100,071		140,481		141,753
LG.Philips LCD, Hong Kong	115,000	100.0		1,736		3,171		4,023
LG.Philips LCD, Shanghai	—[1]	100.0		596		2,523		2,523
Paju Electric Glass	66,666	40.0		667		667		667

			(Won)	117,568	(Won)	176,533	(Won)	178,504

	2004
(in millions of Korean won)	No. of shares owned by the Company	Percentage of Ownership(%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD, America	5,000,000	100	(Won)	6,082	(Won)	7,133	(Won)	7,133
LG.Philips LCD, Germany	960,000	100		1,252		2,262		2,262
LG.Philips LCD, Japan	1,900	100		1,088		4,052		4,052
LG.Philips LCD, Taiwan	11,549,994	100		6,076		10,974		10,974
LG.Philips LCD, Nanjing	—[1]	100		100,071		140,241		140,241
LG.Philips LCD, Hong Kong	115,000	100		1,736		2,491		2,491
LG.Philips LCD, Shanghai	—[1]	100		596		886		886

			(Won)	116,901	(Won)	168,039	(Won)	168,039

[1]	No shares have been issued according to the local laws or regulation.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

As of and for the three-month period ended March 31, 2005, condensed financial statements of the affiliates, prior to the elimination of intercompany transactions, are as follows:

Condensed Balance Sheet

(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Japan., Ltd.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Taiwan., Ltd.		LG.Philips LCD, Nanjing., Ltd.
Current assets	(Won)	112,659	(Won)	90,754	(Won)	231,015	(Won)	209,252	(Won)	677,729
Non-current assets		954		1,159		791		2,788		190,831

Total assets	(Won)	113,613	(Won)	91,913	(Won)	231,806	(Won)	212,040	(Won)	868,560

Current liabilities	(Won)	105,005	(Won)	88,030	(Won)	227,199	(Won)	199,423	(Won)	622,698
Non-current liabilities		—		24		—		—		105,381

Total liabilities		105,005		88,054		227,199		199,423		728,079

Capital stock		6,082		1,088		1,252		4,189		100,071
Retained earnings		4,091		3,247		3,421		9,619		54,250
Capital adjustments		(1,565)		(476)		(66)		(1,191)		(13,840)

Total shareholders’ equity		8,608		3,859		4,607		12,617		140,481

Total liabilities and shareholders’ equity	(Won)	113,613	(Won)	91,913	(Won)	231,806	(Won)	212,040	(Won)	868,560

(in millions of Korean won)	LG.Philips LCD HongKong Co., Ltd.		LG.Philips LCD Shanghai Co., Ltd.		Paju Electric Glass		Total
Current assets	(Won)	227,406	(Won)	178,829	(Won)	1,667	(Won)	1,729,311
Non-current assets		389		411		—		197,323

Total assets	(Won)	227,795	(Won)	179,240	(Won)	1,667	(Won)	1,926,634

Current liabilities	(Won)	224,590	(Won)	176,717	(Won)	—	(Won)	1,643,662
Non-current liabilities		34		—		—		105,439

Total liabilities		224,624		176,717		—		1,749,101

Capital stock		1,736		596		1,667		116,681
Retained earnings		1,807		2,430		—		78,865
Capital adjustments		(372)		(503)		—		(18,013)

Total shareholders’ equity		3,171		2,523		1,667		177,533

Total liabilities and shareholders’ equity	(Won)	227,795	(Won)	179,240	(Won)	1,667	(Won)	1,926,634

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

Condensed Income Statement

(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Japan., Ltd.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Taiwan., Ltd		LG.Philips LCD, Nanjing., Ltd
Sales	(Won)	237,805	(Won)	157,495	(Won)	307,318	(Won)	473,295	(Won)	779,455
Cost of sales		235,294		155,376		300,198		468,890		742,922

Gross profit		2,511		2,119		7,120		4,405		36,533
Selling and administrative expenses		1,905		1,973		2,108		1,765		16,562

Operating income		606		146		5,012		2,640		19,971
Non-operating income (expense)		(217)		331		(377)		(293)		(2,056)

Ordinary income		389		477		4,635		2,347		17,915
Income tax expense		156		432		2,039		599		1,848

Net income	(Won)	233	(Won)	45	(Won)	2,596	(Won)	1,748	(Won)	16,067

(in millions of Korean won)	LG.Philips LCD HongKong Co., Ltd.		LG.Philips LCD Shanghai Co., Ltd.		Paju Electric Glass		Total
Sales	(Won)	258,249	(Won)	218,015	(Won)	—	(Won)	2,431,632
Cost of sales		256,358		215,834		—		2,374,872

Gross profit		1,891		2,181		—		56,760
Selling and administrative expenses		1,051		1,278		—		26,642

Operating income		840		903		—		30,118
Non-operating income (expense)		(9)		2		—		(2,619)

Ordinary income		831		905		—		27,499
Income tax expense		132		—		—		5,206

Net income	(Won)	699	(Won)	905	(Won)	—	(Won)	22,293

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

The details of the equity method valuation for the three-month periods ended March 31, 2005 and 2004 are as follows:

	2005
(in millions of Korean won)	Balance as of January 1, 2005		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of March 31, 2005
LG.Philips LCD, America	(Won)	7,133	(Won)	—	(Won)	960	(Won)	—	(Won)	(151)	(Won)	7,942
LG.Philips LCD, Germany		2,262		—		3,206		—		(251)		5,217
LG.Philips LCD, Japan		4,052		—		(166)		—		(238)		3,648
LG.Philips LCD, Taiwan		10,974		—		1,863		—		(106)		12,731
LG.Philips LCD, Nanjing		140,241		—		5,503		—		(3,991)		141,753
LG.Philips LCD, Hongkong		2,491		—		1,587		—		(55)		4,023
LG.Philips LCD, Shanghai		886		—		1,713		—		(76)		2,523
Paju Electric Glass		—		667		—		—		—		667

	(Won)	168,039	(Won)	667	(Won)	14,666	(Won)	—	(Won)	(4,868)	(Won)	178,504

	2004
(in millions of Korean won)	Balance as of January 1, 2004		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of March 31, 2004
LG.Philips LCD, America	(Won)	6,840	(Won)	—	(Won)	1,395	(Won)	—	(Won)	(360)	(Won)	7,875
LG.Philips LCD, Germany		568		—		(397)		—		(171)		—
LG.Philips LCD, Japan		1,788		—		756		—		(15)		2,529
LG.Philips LCD, Taiwan		5,861		—		(2,764)		—		(60)		3,037
LG.Philips LCD, Nanjing		21,515		—		8,417		—		(1,692)		28,240
LG.Philips LCD, Hongkong		—		—		86		—		(86)		—
LG.Philips LCD, Shanghai		—		—		51		—		(51)		—

	(Won)	36,572	(Won)	—	(Won)	7,544	(Won)	—	(Won)	(2,435)	(Won)	41,681

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

As of March 31, 2005 and 2004, elimination of unrealized gains or losses in the valuation of investments using the equity method is as follows:

	2005						2004
(in millions of Korean won)	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
LG.Philips LCD, America	(Won)	(666)	(Won)	—	(Won)	(666)	(Won)	(1,811)	(Won)	—	(Won)	(1,811)
LG.Philips LCD, Germany		610		—		610		(3,044)		—		(3,044)
LG.Philips LCD, Japan		(211)		—		(211)		(216)		—		(216)
LG.Philips LCD, Taiwan		114		—		114		(5,191)		—		(5,191)
LG.Philips LCD, Nanjing		7,166		(5,894)		1,272		(18,340)		(588)		(18,928)
LG.Philips LCD, Hongkong		852		—		852		(2,095)		—		(2,095)
LG.Philips LCD, Shanghai		—		—		—		(1,057)		—		(1,057)
Paju Electric Glass		—		—		—		—		—		—

	(Won)	7,865	(Won)	(5,894)	(Won)	1,971	(Won)	(31,754)	(Won)	(588)	(Won)	(32,342)

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

8.	Property, Plant and Equipment

Changes in property, plant and equipment for the three-month periods ended March 31, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Vehicles		Tools
Balance as of January 1, 2005	(Won)	313,620	(Won)	817,768	(Won)	114,810	(Won)	3,374,473	(Won)	4,040	(Won)	20,119
Acquisition during the period		—		9,128		84		11,177		228		6,493
Capitalized interest		—		—		—		3,667		—		—
Depreciation		—		(11,371)		(1,611)		(352,816)		(386)		(8,237)
Disposal		—		—		—		(462)		—		—
Transfer		2,442		25,563		474		516,637		20		4,240

Balance as of March 31, 2005	(Won)	316,062	(Won)	841,088	(Won)	113,757	(Won)	3,552,676	(Won)	3,902	(Won)	22,615

Accumulated depreciation	(Won)	—	(Won)	134,807	(Won)	121,596	(Won)	4,602,923	(Won)	3,955	(Won)	50,835

	Furniture and fixtures		Construction- in-progress		Machinery- in-transit		Other		Total
Balance as of January 1, 2005	(Won)	81,696	(Won)	933,036	(Won)	704,588	(Won)	2,501	(Won)	6,366,651
Acquisition during the period		7,364		767,336		48,732		—		850,542
Capitalized interest		—		1,860		1,885		—		7,412
Depreciation		(21,378)		—		—		—		(395,799)
Disposal		(9)		—		—		—		(471)
Transfer		10,939		(280,424)		(279,891)		—		—

Balance as of March 31, 2005	(Won)	78,612	(Won)	1,421,808	(Won)	475,314	(Won)	2,501	(Won)	6,828,335

Accumulated depreciation	(Won)	152,106	(Won)	—	(Won)	—	(Won)	—	(Won)	4,966,222

See Report of Independent Accountants.

23

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

	2004
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Vehicles		Tools
Balance as of January 1, 2004	(Won)	88,669	(Won)	501,119	(Won)	119,013	(Won)	2,056,822	(Won)	2,587	(Won)	17,751
Acquisition during the period		—		2,340		40		3,436		852		253
Capitalized interest		—		—		—		—		—		—
Depreciation		—		(6,673)		(1,423)		(244,918)		(283)		(2,481)
Disposal		—		(44)		—		(1,076)		—		—
Transfer		480		4,604		(161)		16,175		—		1,836

Balance as of March 31, 2004	(Won)	89,149	(Won)	501,346	(Won)	117,469	(Won)	1,830,439	(Won)	3,156	(Won)	17,359

Accumulated depreciation	(Won)	—	(Won)	97,314	(Won)	15,209	(Won)	3,437,715	(Won)	2,560	(Won)	36,563

	Furniture and fixtures		Construction- in-progress		Machinery- in-transit		Other		Total
Balance as of January 1, 2004	(Won)	70,708	(Won)	987,709	(Won)	28,521	(Won)	1,529	(Won)	3,874,428
Acquisition during the period		7,531		642,999		230,373		—		887,824
Capitalized interest		—		4,278		408		—		4,686
Depreciation		(10,130)		—		—		—		(265,908)
Disposal		(11)		—		—		—		(1,131)
Transfer		501		(15,741)		(7,694)		—		—

Balance as of March 31, 2004	(Won)	68,599	(Won)	1,619,245	(Won)	251,608	(Won)	1,529	(Won)	4,499,899

Accumulated depreciation	(Won)	105,111	(Won)	—	(Won)	—	(Won)	—	(Won)	3,694,472

As of March 31, 2005, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)261,225 million (December 31, 2004 : (Won)259,230).

The Company capitalizes the loss (gain) on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment. Capitalized loss (gain) on foreign currency rate changes and interest expenses for the three-month period ended March 31, 2005 is (Won) 7,412 million (2004 : (Won)4,686 million).

For the three-month period ended March 31, 2005, net gain on foreign currency translation, arising from foreign currency borrowings, which was deducted from capitalized interest expenses, is (Won)877 million (2004 : (Won)1,613 million).

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

For the three-month period ended March 31, 2005, the effects of capitalized expenses on significant accounts in the balance sheet and statement of operations are as follows:

Balance sheet

	If interest expenses are capitalized				If interest expenses are expensed as incurred				Difference
(in millions of Korean won)	Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation
Property, plant and equipment	(Won)	11,794,557	(Won)	4,966,222	(Won)	11,787,145	(Won)	4,966,060	(Won)	7,412	(Won)	162

Statement of operations

(in millions of Korean won)	If interest expenses are capitalized		If interest expenses are expensed as incurred		Difference
Depreciation	(Won)	395,798	(Won)	395,636	(Won)	162
Interest expense		19,297		27,586		(8,289)
Foreign currency translation gain		30,118		30,995		877
Net loss		(78,830)		(86,080)		(7,250)

9.	Intangible Assets

Changes in intangible assets for the three-month periods ended March 31, 2005 and 2004, are as follows:

	2005
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2005	(Won)	172,073	(Won)	260	(Won)	9,893	(Won)	1,245	(Won)	183,471
Acquisition during the period		2,309		—		—		—		2,309
Amortization		(10,374)		(8)		(308)		(623)		(11,313)

Balance as of March 31, 2005	(Won)	164,008	(Won)	252	(Won)	9,585	(Won)	622	(Won)	174,467

Accumulated amortization	(Won)	253,623	(Won)	64	(Won)	2,720	(Won)	9,091	(Won)	265,498

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

	2004
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2004	(Won)	209,922	(Won)	127	(Won)	4,287	(Won)	3,646	(Won)	217,982
Acquisition during the period		—		—		—		—		—
Amortization		(10,273)		(4)		(146)		(608)		(11,031)

Balance as of March 31, 2004	(Won)	199,649	(Won)	123	(Won)	4,141	(Won)	3,038	(Won)	206,951

Accumulated amortization	(Won)	212,404	(Won)	1,026	(Won)	1,741	(Won)	8,314	(Won)	223,485

The Company has classified the amortization as part of manufacturing overhead costs, and amortizations expense for the three-month period ended March 31, 2005 amounts to (Won)11,313 million (2004 : (Won)11,031 million).

The details of intellectual property rights as of March 31, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	Description	2005		2004		Remaining Period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	164,008	(Won)	172,073	4~10years

The Company expensed research and development costs of (Won)79,212 million for the three-month period ended March 31, 2005 (2004 : (Won)50,556 million).

For the three-month periods ended March 31, 2005 and 2004, the significant expenses, which are expected to have probable future economic benefits but expensed in the period incurred due to the uncertainty in the realization of such benefits, are as follows:

(in millions of Korean won)	2005		2004
Training expenses	(Won)	3,781	(Won)	298
Advertising expenses		4,666		817
Expenses for foreign market expansion		1,715		907

	(Won)	10,162	(Won)	2,022

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

10.	Current maturities of long-term debts

Current maturities of long-term debts as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won) Type of borrowing	Creditor	Annual interest rates (%) as of March 31, 2005	2005		2004
Long-term debt in Won currency loans	—	5.9	(Won)	9,783	(Won)	—
Long-term debt in foreign currency debentures	—	3M Libor + 1.0		185,712		188,997
Long-term debt in foreign currency loans of US$ 200 million		3M Libor + 1.0		17,808		18,123

				213,303		207,120
Less : Discounts on debentures				(1,641)		(1,981)

			(Won)	211,662	(Won)	205,139

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

11.	Long-Term Debts

Long-term debts as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won) Type of borrowing	Annual interest rates (%) as of March 31, 2005	2005		2004
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 6.0	(Won)	1,750,000	(Won)	1,350,000
Less : Current maturities			—		—
Discounts on debentures			(37,951)		(33,396)

			1,712,049		1,316,604

Foreign currency debentures
Floating rate notes, payable through 2007	3M Libor + 0.6, 3M Libor + 1.0		409,075		416,311
Term notes, payable through 2006	3M Libor +1.0		165,869		168,803

			574,944		585,114
Less : Current maturities			(185,712)		(188,997)
Discount on debentures			(4,367)		(5,005)

			384,865		391,112

		(Won)	2,096,914	(Won)	1,707,716

Won currency loans
General loans	5.9 – 6.1	(Won)	117,800	(Won)	117,800
Less : Current maturities			(9,783)		—

			108,017		117,800

Foreign currency loans
General loans	3M Libor+1.0, 6M Libor+1.2		186,220		85,955
Less : Current maturities			(17,808)		(18,123)

			168,412		67,832

		(Won)	276,429	(Won)	185,632

As of March 31, 2005, foreign currency debentures denominated in U.S. dollars amount to US$ 565 million (December 31, 2004 : US$ 565 million) and foreign currency loans denominated in U.S. dollars amount to US$ 183 million (December 31, 2004 : US$ 83 million).

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

The aggregate annual maturities of long-term debts outstanding as of March 31, 2005, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean won)
For the period ending March 31,	Won currency debentures		Won currency loans		Foreign currency debentures		Foreign currency loans		Total
2007	(Won)	200,000	(Won)	39,267	(Won)	185,712	(Won)	17,808	(Won)	442,787
2008		300,000		39,267		203,520		32,563		575,350
2009		250,000		29,483		—		32,563		312,046
2010		1,000,000		—		—		32,563		1,032,563
2011		—		—		—		32,563		32,563
2012		—		—		—		20,352		20,352

	(Won)	1,750,000	(Won)	108,017	(Won)	389,232	(Won)	168,412	(Won)	2,415,661

12.	Accrued Severance Benefits

Change in accrued severance benefits for the three-month periods ended March 31, 2005 and 2004 consist of the following:

(in millions of Korean won)	2005		2004
Balance at the beginning of the period	(Won)	81,955	(Won)	56,551
Actual severance payments		(2,118)		(3,654)
Transferred from affiliated companies		528		659
Transferred to affiliated companies		(245)		—
Provision for severance benefits		11,759		9,090

		91,879		62,646
Cumulative deposits to the National Pension Fund		(742)		(775)
Severance insurance deposit		(48,843)		(33,353)

Balance at the end of the period	(Won)	42,294	(Won)	28,518

The severance benefits are funded approximately 53.2% as of March 31, 2005 (2004 : 53.2%), through a severance insurance deposit for the payment of severance benefits, and the account is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

13.	Commitments and Contingencies

As of March 31, 2005, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of March 31, 2005, the Company has a revolving credit facility agreement with Shinhan Bank and Hana Bank totaling (Won)300,000 million (December 31, 2004 : (Won)200,000 million).

As of March 31, 2005, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$1,095 million. The Company has made agreements with several banks in relation to the opening of letters of credit amounting to (Won)140,000 million and US$205 million. The related amounts of negotiated foreign currency receivables outstanding as of March 31, 2005, amount to (Won)234,653 million (December 31, 2004 : (Won)410,824 million).

As of March 31, 2005, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. As of March 31, 2005, the Company has trademark license agreements with LG Corporation and Philips Electronics.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of these contracts is as follows :

(in millions) Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
HSBC and others	US$	1,931	(Won)	2,042,120	(Won)994.85:US$1 - (Won)1,173.8:US$1	April 1, 2005 - March 21, 2006
CITI and others	EUR	93	(Won)	124,999	(Won)1,318.23:EUR 1 - (Won)1,352.44:EUR1	April 14, 2005 - March 30, 2006
ABN AMRO and others	(Won)	265,688	JP¥	26,429	(Won)9.66: JP¥1 - (Won)10.306:JP¥1	April 14, 2005 - February 24, 2006
BNP Paribas and others	US$	82	JP¥	8,465	JP¥100.89:(Won)1 - JP¥109.81:(Won)1	April 6, 2005 - July 25, 2005

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

As of March 31, 2005, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)66,489 million and (Won)18,705 million, respectively. Total unrealized gains and losses of (Won)7,905 million and (Won)14,984 million, respectively, were charged to current operations for the three-month period ended March 31, 2005, as these contracts did not fulfill the requirements for a cash flow hedge. Unrealized gains and losses of (Won)49,288 million and (Won)3,054 million, respectively were incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The hedged forecasted transactions are expected to occur on March 30, 2006 and the aggregate amount of all deferred gains and losses recorded in capital adjustments as net of tax, which is expected to be included in the determination of gain and loss within a year from March 31, 2005, are (Won)58,585 million and (Won)3,721 million, respectively.

For the three-month period ended March 31, 2005, the Company recorded realized exchange gains of (Won)8,318 million (2004 : (Won)4,180 million), on foreign currency forward contracts upon settlement, and for the three-month period ended March 31, 2005, realized exchange losses amounted to (Won)7,068 million (2004 : (Won)968 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of these contracts is as follows :

(in millions) Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
HSBC and others	US$	500		—	3M Libor	May 11, 2005 - December 11, 2005
		—	(Won)	556,480	2.85% - 3.60%

As of March 31, 2005, unrealized losses of (Won)7,159 million were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co., of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFD-LCDs. Subsequently, the Company filed a complaint against customers of Chunghwa Picture Tubes, which included ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged ownership for certain patent and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., parent company of Chunghwa Picture Tubes and ViewSonic Corp., and other claiming patent infringement on rear mountable liquid crystal display devices in United States District of Delaware and Patent country Court in the United Kingdom. The Company filed a complaint against Chunghwa Picture Tubes in American Arbitration Association in connection with the ownership for patent. On May 25, 2004, the Company filed a Complaint for Declaratory Judgment of properly recorded inventorship in United States District Court for the district of Massachusetts. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

14.	Capital Stock

On March 19, 2004, at their Annual General Meeting, the stockholders approved an increase of the authorized shares from 200 million to 400 million, and a stock split on a 2:1 basis effective May 25, 2004. The number of issued common shares as of March 31, 2005, is 325,315,700.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$748,800 thousand. In September 2004, pursuant to underwriting agreement dated July 15, 2004, the Company issued an additional 1,715,700 shares of common stock in the form of ADSs for proceeds of US$51,471 thousand. The Company intends to use the proceeds from these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facility in Korea.

Issuances and other movements in common stock from January 1, 2004 to March 31, 2005, are as follows:

(in millions of Korean won)
Date of Issuance	Type	Par Value		Additional Paid-in Capital
January 1, 2004	Beginning balance	(Won)	1,450,000	(Won)	—
July 22, 2004	Issuance of common stock		168,000		1,001,833
September 7, 2004	Issuance of common stock		8,579		50,721
	Stock issuance cost		—		(40,283)

Balance as of March 31, 2005		(Won)	1,626,579	(Won)	1,012,271

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

15.	Retained Earnings

Retained earnings as of March 31, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		2,884,508		2,963,337

	(Won)	3,012,845	(Won)	3,091,674

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

16.	Capital Adjustments

Capital adjustments as of March 31, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Foreign currency translation loss on the affiliates	(Won)	(14,154)	(Won)	(13,169)
Gain on valuation of derivative instruments		49,288		55,287
Loss on valuation of derivative instruments		(3,054)		—

	(Won)	32,080	(Won)	42,118

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

17.	Income Taxes

Income tax expense (benefit) for the three-month periods ended March 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Current income taxes	(Won)	—	(Won)	27,021
Deferred income taxes		(79,001)		22,853
Capital adjustment		(4,725)		—

Income tax expense (benefit)	(Won)	(83,726)	(Won)	49,874

The income tax effect of temporary differences, including available net operating loss carryforwards and tax credits, comprising the deferred income tax assets and liabilities as of March 31, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Inventories	(Won)	10,106	(Won)	7,564
Investments		2,217		(1,463)
Other current assets		(6,379)		(2,158)
Property, plant and equipment		29,903		24,631
Others		5,262		6,776
Accumulated deficit carryforward		23,712		—
Tax credit carryforward		187,358		137,828

	(Won)	252,179	(Won)	173,178

Available tax credits as of March 31, 2005 amounted to (Won)208,176 million. Tax credits can be carried forward up to four or five years under the Corporate Income Tax Law in Korea.

The reconciliations from income (loss) before income taxes to income (loss) for tax purposes for the three-month periods ended March 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Income(loss) before income taxes	(Won)	(162,556)	(Won)	677,799
Equity-method investments		(19,705)		(22,012)
Translation on adjustment debit or credit		109		(6,415)
Others		32,116		9,694

Income(loss) for tax purpose	(Won)	(150,036)	(Won)	659,066

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rate of the Company for the three-month period ended March 31, 2005 is negative 51.51% (2004 : 7.36%).

18.	Earnings Per Share

Earnings(loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income(loss) per share is computed by dividing ordinary income(loss) allocated to common stock, which is net income(loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings(loss) per share for the three-month periods ended March 31, 2005 and 2004 is calculated as follows:

(in millions, except per share amounts)	2005		2004
Net income (loss) as reported on the statements of operations	(Won)	(78,830)	(Won)	627,925
Weighted-average number of common shares outstanding		325,315,700		290,000,000

Earnings (loss) per share	(Won)	(242)	(Won)	2,165

Earnings per share for the three-month period ended March 31, 2004, retroactively reflected the effect of the stock split (Note 14).

Additionally, earnings per share for the year ended December 31, 2004, is (Won)5,420.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

19.	Transactions with Related Parties

Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2005 and 2004, and the related account balances outstanding as of March 31, 2005 and 2004, are summarized as follows:

(in millions of Korean won)	Sales ¹		Purchases ¹		Receivables		Payables
LG Electronics Inc.-Domestic	(Won)	102,976	(Won)	30,739	(Won)	42,617	(Won)	40,100
LG Electronics Inc.-Overseas		20,566		—		49,400		—
LG Corporation		—		2,284		7,210		—
LG Chem Ltd.		—		83,716		—		30,760
LG Philips LCD America, Inc.		207,365		—		40,742		6
LG Philips LCD Taiwan Co., Ltd.		160,526		—		36,826		13
LG Philips LCD Japan Co., Ltd.		151,510		—		40,693		20
LG Philips LCD Germany GmbH		225,973		3,403		126,701		3,407
LG Philips LCD Nanjing Co., Ltd.		532,559		479		338,477		330
LG Philips LCD Shanghai Co., Ltd.		176,875		—		122,881		—
LG Philips LCD Hong Kong Co., Ltd.		93,137		—		26,251		—
LG International – Domestic		—		536		—		351
LG International – Overseas		2,747		234,277		10,001		139,758
Serveone		—		19,291		—		20,846
Micron Ltd.		—		27,399		—		36,054
LG CNS.		—		14,688		—		10,691
Philips		—		15,734		2,357		5,096
Others		25,237		843		16,724		4,564

2005 Total	(Won)	1,699,471	(Won)	433,389	(Won)	860,880	(Won)	291,996

2004 Total	(Won)	2,024,837	(Won)	792,315	(Won)	1,217,207	(Won)	754,392

¹	Includes sales and purchases of property, plant and equipment
²	As Korean Fair Trade Commission approved GS Group to split from LG Group in January 2005, LG Construction and LG Retail Co. Ltd., and others were no longer classified as related parties related parties.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

20.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represented about 90% of total sales.

The following is a summary of operations by country based on the location of the customers for the three-month periods ended March 31, 2005 and 2004.

(in millions of Korean won)
Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2005	(Won)	189,172	(Won)	160,528	(Won)	151,512	(Won)	207,548	(Won)	796,075	(Won)	236,428	(Won)	29,045	(Won)	1,770,308
2004	(Won)	232,404	(Won)	382,014	(Won)	257,322	(Won)	165,160	(Won)	735,599	(Won)	292,862	(Won)	50,957	(Won)	2,116,318

21.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005		2004
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,256,153	(Won)	1,057,029

22.	Subsequent Events

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected managements. Under the terms of this plan, managements, on exercise, receive cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,260) of the SARs. The SARs vest over a period of three years, and are exercisable up to three to seven years from the date of grant.

On April 12, 2005, the Board of directors of the Company approved its selling in a private offering, subject to market and other customary conditions, approximately US$400 million aggregate principal amount of Convertible Bonds due 2010. In addition, the Company granted the initial purchasers an option to purchase up to an additional US$75 million aggregate principal amount of bonds. The bonds will be convertible into common stock of the Company. The yield to maturity, conversion price and offering price of the bonds are to be determined by negotiations between the Company and the initial purchasers.

See Report of Independent Accountants.

LG.Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

March 31, 2005 and 2004, and December 31, 2004

(Unaudited)

23.	Reclassification of Prior Year Financial Statement Presentation

Certain amounts in the financial statements as of and for the three-month period ended March 31, 2004 have been reclassified to conform to the March 31, 2005 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

See Report of Independent Accountants.

Interim Consolidated Financial Statements

Under US-GAAP

LG.Philips LCD Co., Ltd.

Interim Consolidated Financial Statements

March 31, 2005 and 2004

LG.Philips LCD Co., Ltd.

Index

March 31, 2005 and 2004

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying consolidated balance sheet of LG.Philips LCD Co., Ltd. and its subsidiaries (the “Company”) as of March 31, 2005 and the related consolidated statements of operations for each of the three-month periods ended March 31, 2005 and 2004, changes in stockholders’ equity and cash flows for the three -month periods ended as of March 31, 2005 and 2004. These interim financial statements are the responsibility of the company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2004 and the related consolidated statements of income, retained earnings, and cash flows for the year then ended (not presented herein), and in our report dated January 26, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Seoul, Korea

April 12, 2005

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

(Unaudited)

(in millions of Korean Won and thousands of US dollars, except for share data)

	December 31, 2004		March 31, 2005		(Note 2) March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	(Won)	1,361,239	(Won)	1,350,492	$1,330,010
Accounts receivable, net
Trade, net		461,996		609,060	599,823
Due from affiliates		427,914		489,564	482,139
Others, net		64,407		70,541	69,471
Inventories		804,117		736,872	725,696
Deferred income taxes		7,743		6,813	6,710
Prepaid expense		30,233		35,959	35,414
Prepaid value added tax		95,240		102,071	100,523
Other current assets		146,040		105,596	103,994

Total current assets		3,398,929		3,506,968	3,453,780

Long-term prepaid expenses		49,648		66,726	65,714
Property, plant and equipment, net		6,563,977		7,043,223	6,936,402
Deferred income taxes		178,450		242,016	238,345
Intangibles, net		37,435		37,712	37,140
Other assets		34,062		36,433	35,881

Total assets	(Won)	10,262,501	(Won)	10,933,078	$10,767,262

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	(Won)	483,220	(Won)	333,220	$328,166
Current portion of long-term debt		212,992		219,073	215,750
Trade accounts and notes payable
Trade		490,524		531,691	523,627
Due to affiliates		92,593		80,564	79,342
Other accounts payable
Others		439,210		1,265,866	1,246,667
Due to affiliates		576,708		207,656	204,507
Accrued expenses		119,864		57,988	57,109
Income taxes payables		76,812		43,351	42,694
Other current liabilities		82,162		95,193	93,748

Total current liabilities		2,574,085		2,834,602	2,791,610

Long-term debt, net of current portion		1,993,151		2,488,016	2,450,282
Accrued severance benefits, net		31,964		42,318	41,676

Total liabilities		4,599,200		5,364,936	5,283,568

Commitments and contingencies

Stockholders' equity:
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 325 million shares at December 31, 2004 and March 31, 2005, respectively		1,626,579		1,626,579	1,601,910

Capital Surplus		1,001,940		1,002,899	987,689

Retained earnings		3,001,042		2,906,533	2,862,451

Accumulated other comprehensive income		33,740		32,131	31,644

Total stockholders' equity		5,663,301		5,568,142	5,483,694

Total liabilities and stockholders' equity	(Won)	10,262,501	(Won)	10,933,078	$10,767,262

The accompanying notes are an integral part of these consolidated financial statements.

2

LG.Philips LCD Co., Ltd.

Consolidated Statements of Operations

(Unaudited)

(in millions of Korean Won and thousands of US dollars, except for per share amount)

	For the three month periods ended March 31,
	2004		2005		2005
					(Note 2)
Sales
Related parties	(Won)	875,755	(Won)	802,998	$790,819

Others		1,312,258		1,261,048	1,241,922

		2,188,013		2,064,046	2,032,741

Cost of sales		1,411,656		2,090,143	2,058,443

Gross profit (loss)		776,357		(26,097)	(25,702)

Selling, general and administrative expenses		68,801		99,409	97,901

Operating income (loss)		707,556		(125,506)	(123,603)

Other income (expense)
Interest income		3,936		8,991	8,855
Interest expense		(17,332)		(22,820)	(22,474)
Foreign exchange gain (loss), net		(3,731)		(8,651)	(8,520)
Others, net		550		179	176

Total other income (expense)		(16,577)		(22,301)	(21,963)

Income before income taxes (loss)		690,979		(147,807)	(145,566)

Provision (benefit) for income taxes		51,312		(53,298)	(52,490)

Net income (loss)	(Won)	639,667	(Won)	(94,509)	$(93,076)

Net income (loss) per common share
Basic	(Won)	2,206	(Won)	(291)	$(0.29)
Diluted	(Won)	2,206	(Won)	(291)	$(0.29)

The accompanying notes are an integral part of these consolidated financial statements.

3

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

(in millions of Korean Won)

	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
	Shares	Amount		Additional Paid-In Capital		Unearned Compensation, net of tax
Balance as of December 31, 2003	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	1,297,355	(Won)	3,836	(Won)	2,751,191

Comprehensive loss :
Net income									639,667				639,667
Cumulative translation adjustment, net of tax											(2,514)		(2,514)
Net unrealized gains on derivative, net of tax											22,353		22,353

Total comprehensive income													659,506

Balance as of March 31, 2004	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	1,937,022	(Won)	23,675	(Won)	3,410,697

Balance as of December 31, 2004	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(10,331)	(Won)	3,001,042	(Won)	33,740	(Won)	5,663,301

Issuance of Common Stock
Unearned Compensation
Stock compensation expense							959						959
Comprehensive income :
Net loss									(94,509)				(94,509)
Cumulative translation adjustment, net of tax											(985)		(985)
Net unrealized gains on derivative, net of tax											(624)		(624)

Total comprehensive income													(96,118)

Balance as of March 31, 2005	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(9,372)	(Won)	2,906,533	(Won)	32,131	(Won)	5,568,142

(in thousands of US dollars) (Note 2)
	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
	Shares	Amount		Additional Paid-In Capital		Unearned Compensation, net of tax
Balance as of December 31, 2004	325,315,700		$1,601,910		$996,918		$(10,174)		$2,955,527		$33,228		$5,577,409

Issuance of Common Stock
Unearned Compensation
Stock compensation expense							945						945
Comprehensive income :
Net loss									(93,076)				(93,076)
Cumulative translation adjustment, net of tax											(969)		(969)
Net unrealized gains on derivative, net of tax											(615)		(615)

Total comprehensive income													(94,660)

Balance as of March 31, 2005	325,315,700		$1,601,910		$996,918		$(9,229)		$2,862,451		$31,644		$5,483,694

The accompanying notes are an integral part of these consolidated financial statements.

4

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

(in millions of Korean Won and thousands of US dollars)

	For the three month periods ended March 31,
	2004		2005		2005
					(Note 2)
Cash flows from operating activities:
Net income (loss)	(Won)	639,667	(Won)	(94,509)	$(93,076)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		269,754		403,022	396,910
Provision for severance benefits		9,090		11,759	11,581
Foreign exchange loss (gain), net		(7,868)		(248)	(244)
Amortization of intangible assets		1,650		1,885	1,856
Gain (Loss) on disposal of property, plant and equipment, net		(104)		12	12
Amortization of debt issuance cost		1,158		1,193	1,175
Decrease (increase) in deferred income taxes assets, net		26,729		(58,753)	(57,862)
Others, net		(574)		2,204	2,171

Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		(112,165)		(276,512)	(272,318)
(Increase) decrease in inventories		(41,498)		67,245	66,225
Decrease in other current assets		18,023		76,522	75,361
(Decrease) increase in trade accounts and notes payable		(6,037)		29,659	29,209
Increase in other accounts payable		4,815		28,588	28,154
Decrease in accrued expenses		(52,464)		(61,876)	(60,938)
Increase (decrease) in other current liabilities		8,533		(47,032)	(46,319)

Net cash provided by operating activities		758,709		83,159	81,897

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(536,296)		(181,518)	(178,765)
Purchase from others		(209,036)		(268,304)	(264,235)
Proceeds from sales of property, plant and equipment		14,879		1,664	1,639
Acquisition of intangible assets		—		(2,161)	(2,128)
Others, net		52		(2,354)	(2,318)

Net cash used in investing activities		(730,401)		(452,673)	(445,807)

Cash flows from financing activities:
Proceeds from short-term borrowings		(49,107)		(149,999)	(147,724)

Proceeds from issuance of long-term debt		59,100		516,445	508,612
Repayment on long-term debt		—		(5,872)	(5,783)
Payment of debt issuance cost		—		(1,458)	(1,436)

Net cash provided by financing activities		9,993		359,116	353,669

Effect of exchange rate changes on cash and cash equivalents		(58)		(349)	(343)

Net increase in cash and cash equivalents		38,243		(10,747)	(10,584)

Cash and cash equivalents:
Beginning of period		504,014		1,361,239	1,340,594

End of period	(Won)	542,257	(Won)	1,350,492	$1,330,010

The accompanying notes are an integral part of these consolidated financial statements.

5

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2004 and 2005

1.	Basis of presentation

The accompanying unaudited interim consolidated financial statements of LG.Philips LCD Co., Ltd. (“LPL”), and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information and, accordingly, do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

2.	United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won) 1,015.4: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on March 31, 2005. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

3.	Inventories

Inventories at December 31, 2004 and March 31, 2005 comprise the following:

(in millions of Korean Won)	December 31, 2004		March 31, 2005
Finished products	(Won)	511,008	(Won)	449,024
Work in process		124,356		117,645
Raw materials		168,753		170,203

	(Won)	804,117	(Won)	736,872

6

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2004 and 2005

4.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the three month periods ended March 31, 2004 and 2005, five and one hundred sixty-three foreign currency forward contracts were designated as cash flow hedges, respectively. During the three month periods ended March 31, 2004 and 2005, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)33,980 million and (Won)46,234 million, were recorded in other comprehensive income. The deferred gains of (Won)46,234 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the three month periods ended March 31, 2004 and 2005, the Company recorded realized exchange gains of (Won)4,180 million and (Won)8,318 million and realized exchange losses of (Won)968 million and (Won)7,068 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the three month periods ended March 31, 2004 and 2005, the Company recorded unrealized gains of (Won)28,007 million and (Won)7,905 million and unrealized losses of (Won)22,023 million and (Won)22,143 million, respectively, relating to these derivative contracts designated for trading.

5.	Stockholder’s equity

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with Korean Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$748,800 thousands ((Won)871,753 million).

In September 2004, pursuant to the underwriting agreement dated July 15, 2004, the Company sold 1,715,700 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$51,471 thousands ((Won)59,300 million).

The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facility in Korea.

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to Korean Securities and Exchange Act. Employees purchased the shares through ESOA with the loan provided by the Company at the initial public offering price ((Won)34,500) and put under individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is essentially a restricted stock award which vests over four years. Total compensation costs are accounted for “unearned compensation”, shown as a deduction of Capital Surplus, and it will be amortized during 4 year vesting period. During the three month period ended March 31, 2005, the Company recorded compensation expense of (Won)959 million. The unearned compensation (Won)9,372 million are expected to be reclassified into earnings within the next thirty-nine months.

7

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2004 and 2005

6.	Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. On May 25, 2004, the Company filed a Complaint for Declaratory Judgement of properly recorded inventorship in the United States District Court for the District of Massachusetts. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company.

The Company’s management does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

7.	Net Income (Loss) Per Share

Net income (loss) per share for the three month periods ended March 31, 2004 and 2005 is calculated as follows:

(In millions, except for per share amount)	2004		2005
Net income (loss) as reported on the income statements	(Won)	639,667	(Won)	(94,509)
Weighted-average number of common shares outstanding		290		325

Net income (loss) per share	(Won)	2,206	(Won)	(291)

8

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2004 and 2005

8.	Supplemental Cash Flows Information

Supplemental cash flows information for the three month periods ended March 31, 2004 and 2005 is as follows:

(in millions of Korean Won)	2004		2005
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,060,503	(Won)	1,256,153

9.	Subsequent Events

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for selected managements. Under the terms of this plan, managements on exercise receive cash equal to the amount that the market price of the Company’s common stock exceeds the strike price ((Won)44,260) of the SARs. The SARs vest over a period of three years, and are exercisable up to three to seven years from the date of grant.

On April 12, 2005, the Board of directors of the Company approved its selling in a private offering, subject to market and other customary conditions, approximately US$400 million aggregate principal amount of Convertible Bonds due 2010. In addition, the Company granted the initial purchasers an option to purchase up to an additional US$75 million aggregate principal amount of bonds. The bonds will be convertible into common stock of the Company. The yield to maturity, conversion price and offering price of the bonds are to be determined by negotiations between the Company and the initial purchasers.

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: May 16, 2005	By: /s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer